Mail Stop 3561

December 28, 2007

Frank M. Moratti
Company Secretary and General Counsel
Sims Group Limited
Sims Group House
Level 6, 41 McLaren Street
North Sydney
New South Wales 2060
Australia

>   **Re: Sims Group Limited**
>   **Registration Statement on Form F-4**
>   **Filed November 28, 2007**
>   **File No. 333-147659**

Dear Mr. Moratti:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. Please include a section that briefly describes and quantifies the interests of the Metal Management directors and executive officers in the merger that differ from those of the unaffiliated shareholders.

Risk Factors, page 15

2. Refer to the risk factor on page 26 entitled "Since Sims was not subject to SEC rules prior to the merger…" Please revise this risk factor to quantify this information to provide additional information to shareholders regarding the materiality of this risk.

3. Refer to the risk factor on page 26 entitled "Sims Metal Management will be exposed to the risk of legal claims…" and your risk factor on page 27 entitled "The Operations of Sims Metal Management will be subject to risk and uncertainties relating to international conflicts and terrorism." In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks. Please revise these risk factors to state specific material risks to your company or to shareholders.

Background of the Merger, page 32

4. You state that both companies have considered the possibility of acquisitions, combinations and other business strategies at various times over the years. Please state whether the board of directors of Metal Management recently considered any alternatives to the proposed merger.

5. You state that from late-June to mid-July, the parties held several discussions. Please revise to provide greater detail concerning the dates and subject matter of these discussions or meetings.

6. Please elaborate upon why, after three months of analysis and negotiation, Sims decided that a transaction only involving its North American metal recycling operations did not accomplish Sims's objectives.

7. Please revise to more clearly identify each person in attendance at each meeting. For example, where you state that "the parties," or "members of Sims's Finance & Investment Committee," performed certain tasks or attended certain meetings, please identify the individuals to whom you refer.

8. In several instances in your disclosure you make reference to important discussions or determinations without summarizing the nature of those discussions or determinations. For example, you disclose a July 19, 2007 F&I Committee meeting at which you discussed the "merits" of the transaction. Another example, you disclose an August 2, 2007 Metal Management board meeting at which the board discussed the "potential strategic rationale for the merger." You also generally discuss proposed compensation but do not discuss the specifics of the negotiations related to compensation following the merger.

Please revise your disclosure here and elsewhere where you make such references to summarize those discussions or determinations.

9. Please provide us with a copy of any materials, such as board books, used in CIBC World Markets' presentations to the Metal Management board of directors. We may have further comment upon receipt of these materials.

Financial Considerations, page 38

10. Please disclose and separately quantify the tangible operating synergies that you expect to result from the merger.

11. Please clarify what considerations about the "earnings, cash flow and balance sheet of the proposed combined company" led the Metal Management board of directors to enter into the merger agreement.

Risks, page 40

12. In the ninth bullet, please clarify that certain of Metal Management's directors and officers have conflicts of interest as a result of the proposed merger.

13. In the third to last bullet point, discuss more fully the disparities in compensation levels, compensation systems and philosophy to which you allude.

Opinion of Metal Management's Financial Advisor, page 41

14. In the Selected Companies Analysis, explain how you selected the companies identified. For example, please clarify whether the companies you have selected are of the same size as the parties to the merger agreement.

Board of Directors of Sims Metal Management After the Merger, page 48

15. Please clarify your disclosure by adding dates or the duration of employment to describe the business experience of Norman R. Bobins. Similarly, please provide this information for Robert Kelman on page 51.

16. We note that some of the officers and directors are being selected to serve after the merger in accordance to the terms of the merger agreement. Please describe any other arrangement or understanding pursuant to which any person serving as a director or executive officer will be selected to serve.

The Merger Agreement, page 58

17. We note your disclosure that the merger agreement is "[n]ot intended to provide any other factual information regarding Sims, Metal Management or their respective businesses." We also note your disclosure "you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about Sims or Metal Management." Please revise to remove any potential implication that the referenced merger agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws.

Conditions to Completion of the Merger, page 69

18. In this section and throughout your document as applicable, please clarify briefly which conditions to the merger are waiveable. Please be aware that we generally believe resolicitation is required when companies waive material conditions to a merger.

Certain United States Federal Income Tax Consequences of the Merger, page 75

19. You may not assume that the merger will be treated as a reorganization. Instead, tax counsel must provide a tax opinion pursuant to Item 601(b)(8) of Regulation S-K regarding the tax consequences of the merger. We note that the merger is conditioned upon receipt of a tax opinion as of the closing date; however, you must provide a separate tax opinion with this registration statement. If counsel intends to file a short-form tax opinion confirming the opinions contained in the Form F-4, you must revise this section state clearly the matters upon which King & Spalding has opined.

20. Please disclose that your discussion addresses all material United States Federal Income Tax consequences of the merger rather than certain consequences. Please revise or advise.

Unaudited Pro Forma Combined Financial Information, page 81

21. We note from your discussion on page 2 that each share of Metal Management common stock outstanding immediately prior to the effective time of the merger will be automatically converted into the right to receive 2.05 Sims ADSs, together with the right to receive cash in lieu of fractional Sims ADSs. We note further that no fraction of a Sims ADS will be issued in the merger. Instead, each holder of Metal Management common stock who would otherwise be entitled to receive a fractional Sims ADS in the merger will be entitled to receive a cash payment in U.S. dollars in lieu of such fractional Sims ADS. It appears from your pro forma balance sheet on page 84 that the purchase price consideration is comprised only

of Sims shares as opposed to a combination of Sims shares and cash. Please revise your pro forma presentation to reflect the purchase price consideration as a combination of shares and cash. Otherwise, please advise us why you believe your current presentation is appropriate and clarify your pro forma disclosures to indicate why there is not an adjustment to your cash balance.

22. We note that the terms of the merger were agreed upon and announced on September 24, 2007. Please tell us the expected acquisition date you intend to use for accounting purposes and confirm that there are no provisions, such as stock price contingencies, that could result in a change to the 2.05 exchange ratio.

Overview of Sims' Business, page 89

23. Please disclose the basis for your statement Sims is one of the world's largest metal recycling operations. Provide support for similar statements throughout this section. If these statements are based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

Operational and Financial Review, page 98

Results of Operations, page 100

24. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, you disclose on page 102 that a large portion of the increase in sales revenue for the 12-month period ended June 30, 2007 compared to the 12-month period ended June 30, 2006 was attributable to a full year contribution from Hugo Neu, which you acquired in October 2005. You disclose further that the increase was also the result of strong ferrous prices and an improved contribution from Sims's North American operations. Please quantify the extent to which the changes are attributable to the various contributing factors. See Item 5 of Form 20-F.

Quantitative and Qualitative Disclosure of Market Risk, page 112

25. Please expand your quantitative and qualitative disclosure of market risk to provide sensitivity analysis disclosures that express the potential loss in future earnings or fair values resulting from one or more selected hypothetical changes. Alternatively, you may prefer one of the other disclosure options described in paragraph (a)(1) of Item 11 of Form 20-F.

Note 1 – Summary of Significant Accounting Policies, page F-7

Derivative Financial Instruments, page F-9

26. Please expand your discussion to specify the line items of your statements of operations in which you report the gains and losses of your forward exchange contracts and forward commodity contract derivative instruments. To the extent material, please also quantify the amounts of gains and losses reported for each of the years presented in your statements of operations.

Note 5 – Acquisitions, page F-15

27. Please clarify why the $8.9 million of cash acquired in your fiscal 2007 acquisitions has been reflected as a cash outflow.

Undertakings, page II-1

28. Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibits

29. Please include your form of proxy card in your next amendment.

30. Please file all required exhibits, such as your legal and tax opinions in a timely manner so that we may have time to review them before you request that your registration statement become effective.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Regina Balderas, Accountant, at (202) 551-3722 or Andrew Blume, Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Craig A. Roeder, Esq.
        Baker & McKenzie LLP